UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number: 001- 39925

TIAN RUIXIANG Holdings Ltd.

Room 918, Jingding Building,

Xicheng District, District, Beijing,

Xicheng District, District, Beijing, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Entry Into Material Definitive Agreements

On January 7, 2025, TIAN RUIXIANG Holdings Ltd., an exempted company with limited liability formed in the Cayman Islands (the “Company”), entered into a subscription agreement (the “Subscription Agreement”) with Unitrust Holding Limited (“Unitrust”), a British Virgin Islands company with a principal business address at Room 918, Jingding Building, Xicheng District, Beijing, China. As of the date of this report, Unitrust holds 570,100 Class A ordinary shares and 50,000 Class B ordinary shares of the Company, constituting approximately 17% of the Company’s total voting power. In addition, Mufang Gao, the sole director and controlling shareholder of Unitrust, is the mother-in-law of the Company’s CEO, Sheng Xu. Pursuant to the Subscription Agreement, the Company agreed to sell to Unitrust, and Unitrust agreed to purchase from the Company, 1,000,000 Class B ordinary shares (the “Shares”), at a purchase price of $2.31 per share, for an aggregate purchase price of $2,310,000. On January 6, 2025, the last trading price of the Class A ordinary shares on Nasdaq was $1.82. The purchase price of the Class B ordinary shares was determined based on a third-party valuation report dated January 7, 2025 (the “Valuation Report”) commissioned by the Company, reflecting a premium attributed to the voting and conversion rights associated with the Class B ordinary shares. In accordance with the Company’s Amended and Restated Memorandum and Articles of Association, each Class B ordinary share entitles the holder thereof to eighteen (18) votes, while each Class A ordinary share entitles the holder thereof to one (1) vote, on matters subject to vote at general meetings of the Company; each Class B ordinary share is convertible into one (1) Class A ordinary share at any time at the option of the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares in any event. The Company’s board of directors (the “Board”) and the audit committee of the Board have approved the entry into the Subscription Agreement and the transaction contemplated thereby. The closing of the transaction contemplated hereby is expected to take place before January 26, 2025, or such other date the Company and Unitrust may agree upon in writing. After the closing of the transaction, Unitrust will hold approximately 73% of the Company’s total voting power.

The foregoing descriptions of the Subscription Agreement and Valuation Report do not purport to be complete and are qualified in their entirety by reference to the full text of each of the Subscription Agreement and Valuation Report, which are filed as Exhibits 10.1 and 10.2, respectively, to this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIAN RUIXIANG Holdings Ltd.

Date: January 10, 2025	By:	/s/ Sheng Xu
	Name:	Sheng Xu
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
10.1	Subscription Agreement dated January 7, 2025 by and between the Company and Unitrust
10.2	Valuation Reported dated January 7, 2025 by King Kee Appraisal and Advisory Limited